 -----------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION

                            Washington, D.C.  20549

                               ________________

                                AMENDMENT NO. 2
                                      TO
                                SCHEDULE 14D-1

                      Tender Offer Statement Pursuant to
            Section 14(d)(1) of the Securities Exchange Act of 1934


                                      and


                                SCHEDULE 13D/A

                               (AMENDMENT NO. 3)


                   Under the Securities Exchange Act of 1934

                               ________________

                         EMERGING COMMUNICATIONS, INC.
                           (Name of Subject Company)

                               ________________

                     INNOVATIVE COMMUNICATION CORPORATION
                       INNOVATIVE COMMUNICATION COMPANY, LLC
                              JEFFREY J. PROSSER
                                   (Bidders)

                               ________________

                    COMMON STOCK, PAR VALUE $0.01 PER SHARE
                        (Title of Class of Securities)

                               ________________

                                   29089K108
                     (CUSIP Number of Class of Securities)

                               ________________

                              Jeffrey J. Prosser
                       Innovative Communication Company, LLC
                            Chase Financial Center
                                 P.O. Box 1730
                     St. Croix, U.S. Virgin Islands  00821
                                (340) 777-7700

                                   Copy to:

                              Roger Meltzer, Esq.
                            Cahill Gordon & Reindel
                                80 Pine Street
                           New York, New York  10005
                                (212) 701-3000

          (Name, Address and Telephone Number of Person Authorized to
           Receive Notices and Communications on Behalf of Bidders)

                               ________________

                           Calculation of Filing Fee

------------------------------------------------------------------------------

       Transaction Valuation*                  Amount of Filing Fee**
       ---------------------                   --------------------

            $54,860,644.50                             $10,973

------------------------------------------------------------------------------
* For purposes of calculating the filing fee only. The filing fee was calculated, pursuant to Section 13(e)(3) of the Securities Exchange Act of 1934, as amended, and Rule 0-11 thereunder, on the basis of 5,352,258 shares of Common Stock (the number of shares of Common Stock outstanding on the date hereof, but excluding 5,606,873 shares of Common Stock owned by Innovative Communications Company), multiplied by the proposed acquisition price of U.S. $10.25 per share.

**   1/50 of 1% of Transaction Valuation.

[ ] Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and date of its filing.

Amount Previously Paid:    $10,973            Filing Parties:  Innovative Communication Corporation
                                                               Innovative Communication Company
                                                               Jeffrey J. Prosser

Form of Registration No.:  Schedule 14D-1     Date Filed: August 24, 1998

-----------------------------------------------------------------------------

CUSIP No. 29089K108            14D-1 and 13D


-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INNOVATIVE COMMUNICATION CORPORATION
-------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCES OF FUNDS                                                    OO
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                    U.S. VIRGIN ISLANDS
-------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                  0 SHARES
-------------------------------------------------------------------------------
8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
    EXCLUDES CERTAIN SHARES                                             0
-------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)         0%
-------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON                               CO
-------------------------------------------------------------------------------

CUSIP No. 29089K108            14D-1 and 13D


-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INNOVATIVE COMMUNICATION COMPANY, LLC
-------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCES OF FUNDS                                                    N.A.
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                             DELAWARE
-------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                              5,606,873  SHARES

-------------------------------------------------------------------------------
8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
    EXCLUDES CERTAIN SHARES                                             [ ]
-------------------------------------------------------------------------------
A
9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)          51%
-------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON                          HC,OO (LIMITED LIABILITY
                                                       COMPANY)
-------------------------------------------------------------------------------

CUSIP No. 29089K108            14D-1 and 13D


-------------------------------------------------------------------------------
1.  NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JEFFREY J. PROSSER
-------------------------------------------------------------------------------

2.  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                        (a) [ ]
                                                                        (b) [X]
-------------------------------------------------------------------------------
3.  SEC USE ONLY
-------------------------------------------------------------------------------
4.  SOURCES OF FUNDS                                                    N.A.
-------------------------------------------------------------------------------
5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS
    IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                          [ ]
-------------------------------------------------------------------------------
6.  CITIZENSHIP OR PLACE OF ORGANIZATION                    U.S. VIRGIN ISLANDS
-------------------------------------------------------------------------------

7.  AGGREGATE AMOUNT BENEFICIALLY OWNED
    BY EACH REPORTING PERSON                                 5,730,864 SHARES
-------------------------------------------------------------------------------
8.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (7)
    EXCLUDES CERTAIN SHARES                                             [X]
-------------------------------------------------------------------------------

9.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (7)                   52%
-------------------------------------------------------------------------------
10.  TYPE OF REPORTING PERSON                                           IN
-------------------------------------------------------------------------------

          This Amendment No. 2 to Schedule 14D-1 and Schedule 13D/A
(Amendment No. 3) (the "Schedule 14D-1 and 13D") relates to the offer by Innovative Communication Corporation, a U.S. Virgin Islands corporation (the "Purchaser") and a wholly owned subsidiary of Innovative Communication Company, LLC, a Delaware limited liability company (the "Parent"), to purchase all the outstanding shares of Common Stock, par value $0.01 per share (the "Shares"), of Emerging Communications, Inc., a Delaware corporation (the "Company"), not currently directly or indirectly owned by Parent, net to the seller in cash, without interest thereon, upon the terms and subject to the conditions set forth in the Offer to Purchase dated August 24, 1998 and First Supplement to the Offer to Purchase dated September 10, 1998 (the "Offer to Purchase") and in the related Letter of Transmittal (the "Letter of Transmittal", together with the Offer to Purchase, the "Offer"), each of which have been previously filed as exhibits this Schedule 14D-1 and 13D as Exhibits (a)(1), (a)(1)(A) and (a)(2), respectively. This Schedule 14D-1 and Schedule 13D is being filed on behalf of the Purchaser, the Parent and Jeffrey J. Prosser. The item numbers and responses thereto below are in accordance with the requirements of Schedule 14D-1 and
Schedule 13D respectively of the Securities Exchange Act of 1934, as amended. Capitalized terms used herein have the meanings given such terms in the Offer to Purchase.

ITEM 10. Notwithstanding the statements set forth in "THE OFFER-Item 8 Certain Information Concerning the Company" in the Offer to Purchase and the First Supplement, Mr. Prosser, the Parent, the Purchaser and the Company each believe that the projected financial information included in the Offer to Purchase presents fairly, in all material respects, the information shown therein and the assumptions used in the preparation of such projected financial information are reasonable and fairly presented.

                                   SIGNATURE

          After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  September 17, 1998

                         INNOVATIVE COMMUNICATION CORPORATION


                         By:   /s/ Jeffrey J. Prosser
                            ---------------------------------------
                            Name:  Jeffrey J. Prosser
                            Title: President


                     INNOVATIVE COMMUNICATION COMPANY, LLC


                         By:   /s/ Jeffrey J. Prosser
                            ---------------------------------------
                            Name:  Jeffrey J. Prosser
                            Title: Sole Member


                         /s/ Jeffrey J. Prosser
                         ------------------------------------------
                          Jeffrey J. Prosser